UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

CATASYS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	000-52651 Commission File Number	88-0464853 (I.R.S. Employer Identification No.)
11601 Wilshire Boulevard, Suite 950 Los Angeles, California 90025 (Address of principal executive offices)

(310) 444-4300 (Issuer’s Telephone Number)

January 22, 2014

Catasys, Inc.

11601 Wilshire Blvd, Suite 950

Los Angeles, CA 90025

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND SEC RULE 14f-1 PROMULGATED

THEREUNDER

NOTICE OF CHANGE IN MAJORITY OF THE BOARD OF DIRECTORS

January 22, 2014

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of January 17, 2014 of the outstanding shares of common stock, par value $0.0001 per share (the “Common Stock”), of Catasys, Inc., a Delaware corporation, pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder (“Rule 14f-1”). Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors, described herein will not occur until at least 10 days following the mailing of this Information Statement (the “Board Reconstitution Date”). This Information Statement will be mailed on or about January 27, 2013 to our stockholders of record as of January 17, 2013 (the “Record Date”).

 As used in this Information Statement, unless the context otherwise requires or where otherwise indicated, (i) “we”, “our”, “us”, the “Company” and similar expressions refer to Catasys, Inc. and its consolidated subsidiaries, collectively

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

PROXIES ARE NOT BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

Change in Board of Directors and Executive Officers

On January 22, 2014, there was a change in our board of directors. Jay Wolf, who served as our Lead Director, resigned from all of his Board of Director positions effective January 20, 2014. Kelly McCrann and Andrea Grubb Barthwell, M.D., who served as members or our Board of Directors, respectively, resigned from all of their Board of Director positions effective on the Board Reconstitution Date. The Company appointed David Smith, Marvin Ingelman, Minal Patel, MD, MPH, Richard Berman, and Steven Kriegsman as directors whose term will expire in one year. The appointments of David Smith, Marvin Ingelman, Minal Patel, MD, MPH, Richard Berman, and Steven Kriegsman are each effective on the Board Reconstitution Date.

 Accordingly, as of January 22, 2014, the date of this Information Statement, Terren Peizer, Richard Anderson, Jay Wolf, Kelly McCrann, and Andrea Grubb Barthwell, M.D., are the only members of our board of directors. Assuming the mailing of this Information Statement to our stockholders of record on January 27, 2014, the “Board Reconstitution Date” will be February 6, 2014.

Corporate Governance and Board Structure

Upon the Board Reconstitution Date, our Board of Directors will consist of seven members as described above.

In accordance with the Bylaws of the Corporation, our Board of Directors are elected for one-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the annual meeting following election. The authorized number of directors may be changed by resolution of the board of directors. Vacancies on the board of directors can be filled by resolution of the Board of Directors. Our principles also give the board of directors the authority to change this policy if it deems it best for the Company at any time. We believe that our current leadership structure is optimal for the Company at this time.

Effective on the Board Reconstitution Date, our Board of Directors will have five independent members and two non-independent members, one of which serves as our Chief Executive Officer. We believe that the number of independent, experienced directors that make up our board of directors, benefits our company and our shareholders. All of our independent directors have demonstrated leadership in other organizations and are familiar with board of director processes.

Board Involvement in Risk Oversight

Our management is principally responsible for defining the various risks facing the Company, formulating risk management policies and procedures, and managing our risk exposures on a day-to-day basis. The board of directors’ principal responsibility in this area is to ensure that sufficient resources, with appropriate technical and managerial skills, are provided throughout the Company to identify, assess and facilitate processes and practices to address material risk and to monitor our risk management processes by informing itself concerning our material risks and evaluating whether management has reasonable controls in place to address the material risks. The involvement of the board of directors in reviewing our business strategy is an integral aspect of the board of directors’ assessment of management’s tolerance for risk and also its determination of what constitutes an appropriate level of risk for the Company.

While the full board of directors has overall responsibility for risk oversight, the board of directors may elect to delegate oversight responsibility related to certain risks committees, which in turn would then report on the matters discussed at the committee level to the full board of directors. For instance, an audit committee could focus on the material risks facing the Company, including operational, market, credit, liquidity and legal risks and a compensation committee could be charged with reviewing and discussing with management whether our compensation arrangements are consistent with effective controls and sound risk management.

Director Independence

The Company has determined that of our directors as of the Board Reconstitution Date, David Smith, Marvin Ingelman, Minal Patel, MD, MPH, Richard Berman, and Steven Kriegsman will be “independent” under the independence standards of The NASDAQ Stock Market, or NASDAQ, and applicable Securities and Exchange Commission, or SEC, rules.

Board of Directors’ Meetings

During the fiscal year ended December 31, 2013, our board of directors met seven times.

Board Committees

We presently have audit, compensation and nominating committees. The audit committee is primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. The compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The nominating committee is primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee is also responsible for overseeing our corporate governance policies and procedures. Although our board of directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our board of directors considers the candidate’s character, judgment, skills and experience in the context of the needs of the Company and our board of directors.

We do not have a charter governing the nominating process. Not all members of our board of directors are considered to be independent because they are also officers of the Company. There has not been any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors.

Audit Committee

Prior to the Board Reconstitution Date, the audit committee consists of three directors, Mr. Wolf, Dr. Barthwell and Mr. McCrann. The Board of Directors has determined that each of the members of the audit committee are independent as defined by the NASDAQ rules, meet the applicable requirements for audit committee members, including Rule 10A-3(b) under the Exchange Act, and Mr. Wolf qualifies as audit committee financial experts as defined by Item 401(h)(2) of Regulation S-K. The duties and responsibilities of the audit committee include (i) selecting, evaluating and, if appropriate, replacing our independent registered accounting firm, (ii) reviewing the plan and scope of audits, (iii) reviewing our significant accounting policies, any significant deficiencies in the design or operation of internal controls or material weakness therein and any significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of their evaluation and (iv) overseeing related auditing matters.

During the fiscal year ended December 31, 2013, our audit committee met four times.

The Board of Directors has adopted a written charter for the audit committee which is attached as Appendix A.

Nominations to the Board of Directors

Our directors take a critical role in guiding our strategic direction and oversee the management of the Company. Board of director candidates are considered based upon various criteria, such as their broad-based business and professional skills and experiences, a global business and social perspective, concern for the long-term interests of the stockholders, diversity, and personal integrity and judgment. Accordingly, we seek to attract and retain highly qualified directors.

In carrying out its responsibilities, our board of directors will consider candidates suggested by stockholders. If a stockholder wishes to formally place a candidate's name in nomination, however, such stockholder must do so in accordance with the provisions of the Company's Bylaws.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires the Company’s directors, officers and persons who beneficially own more than 10% of a registered class of the Company’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC on Forms 3, 4 and 5. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on the Company’s review of the copies of the forms received by it during the fiscal year ended December 31, 2013 and written representations that no other reports were required, the Company believes that no person who, at any time during such fiscal year, was a director, officer or beneficial owner of more than 10% of the Company’s Common Stock failed to comply with all Section 16(a) filing requirements during such fiscal year.

Code of Business Conduct and Ethics

We have adopted a Code of Ethics applying to all of our directors, officers and employees. The Code of Ethics is reasonably designed to deter wrongdoing and promote (i) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, (ii) full, fair, accurate, timely and understandable disclosure in reports and documents filed with, or submitted to, the SEC and in other public communications made by us, (iii) compliance with applicable governmental laws, rules and regulations, (iv) the prompt internal reporting of violations of the Code of Ethics to appropriate persons identified in the Code of Ethics, and (v) accountability for adherence to the Code of Ethics. A form of the Code of Ethics is available on our Company’s internet website http://www.catasyshealth.com.

VOTING SECURITIES

The Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of our stockholders (or by written consents or authorizations if no meeting is held). Each share of Common Stock entitles the holder thereof to one vote. As of the Record Date, there were 18,835,571 shares of Common Stock outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of shares of our Common Stock beneficially owned as of January 22, 2014 by (i) each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our Common Stock, (ii) each of our directors and named executive officers and (iii) all officers and directors as a group. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares of Common Stock that may be acquired by an individual or group within 60 days of January 22, 2014, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Percentage ownership calculations for beneficial ownership are based on 18,835,571 shares outstanding as of January 22, 2014. Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of Common Stock shown to be beneficially owned by them, based on information provided to us by such stockholders. Unless otherwise indicated, the address for each director and executive officer listed is: 11601 Wilshire Boulevard, Suite 950, Los Angeles, CA 90025.

Name of beneficial owner (1)	Common stock beneficially owned (2)	Options & warrants exercisable (3)	Total common stock beneficially owned	Percent of class (3)
Directors and Named Executive Officers:
Terren S. Peizer (4)	11,945,012	12,217,437	24,162,449	77.8%
Richard A. Anderson (5)	-	152,041	152,041	0.8%
Susan Etzel (6)	-	1,444	1,444	*
David Smith (7)	4,327,431	4,146,969	8,474,400	36.9%
Marvin Ingelman	-	-	-	*
Minal Patel, MD, MPH	-	-	-	*
Richard Bergman	-	-	-	*
Steven Kriegsman	-	-	-	*

* Less than 1%

All directors and named executive officers as a group (6 persons)	16,272,443	16,517,891	32,790,334	92.7%

(1)	Except as set forth below, the mailing address of all individuals listed is c/o Catasys, Inc., 11601 Wilshire Blvd, Suite 950, Los Angeles, California 90025.
(2)

The number of shares beneficially owned includes shares of common stock in which a person has sole or shared voting power and/or sole or shared investment power. Except as noted below, each person named reportedly has sole voting and investment powers with respect to the common stock beneficially owned by that person, subject to applicable community property and similar laws.

(3)

On January 22, 2014, there were 18,835,571 shares of common stock outstanding. Common stock not outstanding but which underlies options and rights (including warrants) vested as of or vesting within 60 days after January 22, 2014, is deemed to be outstanding for the purpose of computing the percentage of the common stock beneficially owned by each named person (and the directors and executive officers as a group), but is not deemed to be outstanding for any other purpose.

(4)

Consists of 11,945,012 shares of common stock, warrants to purchase 12,064,039 shares of common stock, and options to purchase 153,398 shares of common stock. 32,750, 11,855,470 and 56,792 shares are held of record by Reserva Capital LLC, Crede CG III, Ltd. and Bonmore, LLC, respectively, where Mr. Peizer serves as Managing Director and may be deemed to beneficially own or control. Mr. Peizer disclaims beneficial ownership of any such securities.

(5)	Includes options to purchase 152,041 shares of common stock.
(6)	Includes options to purchase 1,444 shares of common stock.
(7)

Consists of 4,327,431 shares of common stock and warrants to purchase 4,146,969 shares of common stock held by Shamus, LLC, where Mr. Smith serves as Managing Director and may be deemed to beneficially own or control.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our directors and executive officers after giving effect to the appointment of new directors as of the Board Reconstitution Date.

Directors and Executive Officers

The following table lists our executive officers and directors as of the date of this Information Statement, as well as individuals who have been appointed to serve on our board of directors effective as of the Board Reconstitution Date, including their names, ages, positions with us and, with respect to directors. Our executive officers are elected annually by our Board of Directors and serve at the discretion of the Board of Directors.

Name	Age	Position	Officer/ Director Since
Terren S. Peizer	54	Director, Chairman of the Board and Chief Executive Officer	2003

Richard A. Anderson	44	Director, President and Chief Operating Officer	2003

Susan E.Etzel	39	Chief Financial Officer	2011

Andrea Grubb Barthwell, M.D. (1)	59	Director, Chair of the Compensation Committee, Member of the Audit Committee, and Member of the Nominations and Governance Committee	2005

Kelly J. McCrann (1)	58	Director, Chair of the Nominations and Governance Committee, Member of the Audit Committee, Member of the Compensation Committee	2010

Jay A. Wolf (2)	41	Lead Director, Chair of the Audit Committee, Member of the Nominations and Governance Committee, Member of the Compensation Committee	2008
David Smith (3)	67	Director	2014

Marvin Ingelman (3)	51	Director	2014

Minal Patel (3)	42	Director	2014

Richard Berman (3)	68	Director	2014

Steven Kriegsman (3)	71	Director	2014

(1)	Resigned from our board of directors on January 22, 2014, effective as of the Board Reconstitution Date.
(2)	Resigned from our board of directors on January 20, 2014, effective immediately.
(3)	Appointed as a member of our board of directors on January 22, 2014, effective as of the Board Reconstitution Date.

Directors

The following information pertains to our directors as well as individuals who will be members of our board of directors effective as of the Board Reconstitution Date, their principal occupations and other public company directorships for at least the last five years and information regarding their specific experiences, qualifications, attributes and skills.

Terren Peizer – CEO, Director and Chairman of the Board

Terren Peizer, age 54, is the founder of our Company and has served as our Chief Executive Officer and Chairman of our Board of Directors since our inception in February 2003.  Since September 2009, he has served as the Chairman of Crede Capital Group, LLC, his personal investment vehicle, and industry leader in investing in micro and small capitalization equities, having invested over $1 billion directly into portfolio companies. Mr. Peizer has been the largest beneficial shareholder, and has held various senior executive positions with several technology, biotech, and healthcare services companies. He has assisted companies by assembling management teams, boards of directors and scientific advisory boards, and formulating business, capital formation, and investor relations strategies for the companies.   Mr. Peizer has a background in venture capital, investing, mergers and acquisitions, corporate finance, and previously held senior executive positions with the investment banking firms Goldman Sachs, First Boston and Drexel Burnham Lambert. He received his B.S.E. in Finance from The Wharton School of Finance and Commerce.

Director Qualifications:  We believe Mr. Peizers’s qualifications to serve on our board of directors include his role as an investor and executive in several private and public companies, including numerous companies in the health care field. He has extensive knowledge and experience in the financial and healthcare industries, and provides extensive insight and experience with capital markets and publicly traded companies at all stages of development.

Richard Anderson – COO, President and Director

Richard Anderson, age 44, has served as a director since July 2003 and as a member of our management team since April 2005. He has been our President and Chief Operating Officer since July 2008, in this role he has been primarily responsible for the creation of our managed care OnTrak program. He has more than twenty years of experience in business development, strategic planning, operations, finance and management, with 15 years of that in the healthcare field. Prior to joining the Company he held senior level financial and operational positions in healthcare and financial companies, and as a director in PriceWaterhouseCoopers LLP’s business assurance and transaction support practices. He received a B.A. in Business Economics from University of California, Santa Barbara.

Director Qualifications: We believe Mr. Anderson’s qualifications to serve on the board of directors include his business and healthcare experience, including a diversified background as an executive and in operational roles in both public and private companies. His leadership of our product creation gives him a breadth of knowledge and valuable understanding of our business, operations and customers.

David Smith – Director

David Smith, age 67, Mr. Smith is the President, Chief Executive Officer and Chief Investment Officer of the Trading Advisor.  In addition, Mr. Smith is the sole owner of the Trading Advisor.  Since 1971, upon his graduation with an M.B.A. from the University of California at Berkeley, Mr. Smith has worked in various capacities in the securities industry.  His past experience includes Security Pacific Bank (1973-1983), where he was a Vice President, was responsible for the sales and fixed income arbitrage trading activities of the Investment Department, and was responsible for all credit decisions regarding that activity.  In March 1983, Mr. Smith joined Oppenheimer and Company as a bond arbitrageur trading that firm’s proprietary capital account.  In 1986, Mr. Smith was appointed a Senior Vice President at Oppenheimer, a position he held until he left that firm in November 1990.  When he left Oppenheimer, Mr. Smith founded and became President of Coast Investment Management, L.P.  In March 1991, Mr. Smith founded the predecessor to the Trading Advisor.  Mr. Smith is also a principal of a number of entities affiliated with the Trading Advisor.  He is primarily responsible for the trading activities of the various affiliates, and is also involved with financing and credit decisions for all trading activities.  He has extensive experience structuring arbitrage trades utilizing cash securities, futures, options, and swaps.

Director Qualifications: We believe Mr. Smith’s qualifications to serve on our board of directors include his extensive background in the banking and securities industries, as well as his experience in corporate governance and management.

Marvin Ingelman – Director

Marvin Ingelman, age 51, Mr. Ingelman ventured into the technology field in 1996 and successfully founded Brandera Inc. where he served as its President and CEO. Brandera operated Portfolios.com a leading online business-to-business site for the Graphic Arts and creative community. Following the sale of Portfolios.com in 2002 he served as a business development consultant for numerous technology companies, and established a number of other successful ventures including funding and serving as CEO of Unomobi Inc. a mobile advertising and messaging platform that was acquired in February 2010 by Poynt Corporation. In June 2011 Mr. Igelman Joined Sprylogics International Inc. (SPY: TSX) as its CEO. Sprylogics is a leader in the semantic search technology sector.

 Director Qualifications: We believe Mr. Ingelman’s qualifications to serve on our board of directors include his extensive business development experience, his current and past executive experience in numerous private and publicly traded companies.

Minal Patel, MD, MPH – Director

Minal Patel, MD, MPH, age 42, Dr. Patel currently serves as Executive Vice President at iHealth Technologies. He joined iHealth in 2012 through its acquisition of Care Management International (CMI), an innovative care management company which he founded in 2006. CMI was a pioneer in applying the concept of business process outsourcing and offshoring to the medical management industry, areas where Dr. Patel holds a national reputation. Prior to this, he has served in several executive roles, most recently as President and COO of Horizon Healthcare of New York, a 200,000 member subsidiary of Horizon BCBSNJ. Dr. Patel’s care management expertise comes from being the Executive Medical Director for Quality Management and Clinical Innovations for Horizon Blue Cross Blue Shield of New Jersey, where he was responsible for building Horizon’s comprehensive care management programs and leading the plan through the complex accreditation processes with NCQA and URAC. He is a board certified internist with a passion for quality improvement in healthcare. He also serves as the medical advisor for the New York Business Group on Health.

Dr. Patel is a graduate of Boston University’s six-year medical program, having received both his bachelor’s degree in medical sciences and his doctorate in medicine in 1995. Dr. Patel completed his medical residency in internal medicine at Brigham and Women’s Hospital in Boston, MA. He joined the Faculty of Medicine at Harvard University and the medical staff at Brigham and Women’s Hospital in 1998.

Dr. Patel was appointed to a research group in pharmacoepidemiology and Pharmacoeconomics. His primary responsibilities included conducting research in pharmaceutical outcomes, and developing and executing quality improvement strategies around pharmaceutical utilization. In addition to this, Dr. Patel maintained a primary care academic practice and served as a hospitalist. Dr. Patel completed his Masters in Public Health at Harvard University in 2000.

While continuing to maintain his clinical affiliation with Brigham and Women’s and Harvard Medical School, Dr. Patel joined McKinsey and Company as a strategy consultant in November of 2000. In that capacity, Dr. Patel served many pharmaceutical and other health care clients in developing overall corporate strategy.

Director Qualifications: We believe Dr. Patel’s qualifications to serve on our board of directors include his extensive background in the healthcare industry in both health insurance and health care services companies. As a former health plan senior executive we believe he has insight into our customers, as well as experience with a development stage health care services firm.

Richard Berman – Director

Richard Berman, age 68, Mr. Berman is currently the President and CEO of LICAS, a K-12, College and University, and Health Care consulting firm. For more than 30 years, he has been dedicated to serving his community – in the private and public sectors as well as at the national, state and local levels. From 1972 to 1974, he worked in Washington, DC for the US Department of Health, Education, and Welfare He carried this knowledge with him to Albany, New York, where he was a cabinet official from 1977 to 1982, first as Director of the New York State Office of Health Systems Management and then as Commissioner of the Division of Housing and Community Renewal. He was Executive Vice President of NYU Medical Center and Professor of Health Care Management at the NYU School of Medicine from 1983 to 1986 and then joined McKinsey & Company as a Management Consultant. Following this, he spent four years in various roles in the executive search field with Korn Ferry International and Howe-Lewis International. In 1995, Mr. Berman was selected by Manhattanville College to serve as its tenth President. Mr. Berman is credited with the turnaround of the College, where he served until 2009. In 2006, Mr. Berman was awarded a Fulbright Commission grant to travel to Uganda and provide strategic planning and leadership training to Kabale University.

Mr. Berman has served on the Commission on Advancement of Racial and Ethnic Equality of the American Council on Education, Division Ill President’s Council of NCAA, ProPAC, and the New York State's Comrnissioner's Advisory Council on Higher Education. Since retiring in 2009, Mr. Berman has served as a consultant to the Commissioner of the US Food and Drug Administration (FDA) and as an advisor to the government of Rwanda in the fields of healthcare and education, and in 2010. he accepted a full-lime position as Advisor to the Joint Special Representative of the African Union-United Nations Mission in Darfur (UNAMID) - the largest peacekeeping operation in the world. He is currently an elected member of the Institute of Medicine at the National Academy of Sciences in Washington, DC, and is on the Board of EmblemHealth, a healthcare company, as Chairman of the Quality of Care Committee and a member of the Audit Committee.

Mr. Berman attended the University of Michigan in Ann Arbor, receiving a Bachelor of Business Administration degree in 1966 and his MBA and MPH degrees in 1968. He holds an honorary Doctor of Laws from Manhattanville College and an honorary Doctor of Humane Letters from New York Medical College. He became Chairman of the Seeds of Peace Board of Directors in 2006.

Director Qualifications: We believe Mr. Berman’s qualifications to serve on our board of directors include his extensive experience as an executive in several healthcare firms.  In addition, as a board member of a health plan we believe he has an understanding of our customer base and current developments and strategies in the health insurance industry.

Steven Kriegsman – Director

Steven Kriegsman, age 71, Mr. Kriegsman has been CytRx’s (Nasdaq: CYTR) President and Chief Executive Officer and a director since July 2002. He also serves as a director of Galena Biopharma, Inc. (Nasdaq: GALE) and Chairman of Galena’s Compensation and Transaction Committees. He previously served as Director and Chairman of Global Genomics from June 2000. Mr. Kriegsman is an inactive Chairman and Founder of Kriegsman Capital Group LLC, a financial advisory firm specializing in the development of alternative sources of equity capital for emerging growth companies in the healthcare industry. He has advised such companies as SuperGen Inc., Closure Medical Corporation, Novoste Corporation, Advanced Tissue Sciences, and Maxim Pharmaceuticals. Mr. Kriegsman has a BS degree with honors from New York University in Accounting and completed the Executive Program in Mergers and Acquisitions at New York University, The Management Institute. Mr. Kriegsman is a graduate of the Stanford Law School Directors’ College.

Mr. Kriegsman was formerly a Certified Public Accountant with KPMG in New York City. He served as a Director and is the former Chairman of the Audit Committee of Bradley Pharmaceuticals, Inc. (NYSE, the company since has been sold). In February 2006, Mr. Kriegsman received the Corporate Philanthropist of the Year Award from the Greater Los Angeles Chapter of the ALS Association and in October 2006, he received the Lou Gehrig Memorial Corporate Award from the Muscular Dystrophy Association.

Mr. Kriegsman has been a guest speaker and lecturer at various universities including California Institute of Technology (Caltech), Brown University, and New York University. Mr. Kriegsman has been active in various charitable organizations including the Biotechnology Industry Organization, the ALS Association, the Los Angeles Venture Association, the Southern California Biomedical Council, the California Health Initiative, the Palisades-Malibu YMCA, the Carlthorp School, Loyola High School of Los Angeles, and the Westmark School.

Director Qualifications: We believe Mr. Kriegsman’s qualifications to serve on our board of directors include his experience in the healthcare industry, his previous experience in both public and private companies, and his experience serving as a director of several public companies.

Executive Officers

The following information pertains to our non-director executive officers.

Susan Etzel – CFO

Susan Etzel, age 39, has served as the Company’s Chief Financial Officer since July 2011 and prior to that was the Company’s Corporate Controller since February 2011. Prior to joining the Company, she acted as the Controller of Clearant, Inc., a developer of a universal pathogen inactivation technology, from July 2005 until February 2011. Prior to joining the Company she held senior level auditor position at Arthur Anderson LLP. She received a Bachelor of Business Economics with an emphasis in Accounting from the University of California, Santa Barbara. She is also a Certified Public Accountant.

Involvement in Legal Proceedings

To the Company’s knowledge, there are no material proceedings to which any current or proposed director, officer or affiliate of the Company, any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Arrangements for Appointment of Directors and Officers

Other than as described above, there is no arrangement or understanding between any director or officer and any other person pursuant to which such person was or will be selected as a director or officer. Each director holds his office until his successor is elected and qualified or his earlier resignation or removal.

Family Relationships

There are no family relationships among the members of our board of directors (including the individuals who have been appointed to serve on our board of directors effective as of ten days after mailing of this Information Statement) or our executive officers.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Mr. Peizer is the Chairman, Chief Executive Officer and a principal stockholder of the Company. As of January 22, 2014, Mr. Peizer beneficially owns approximately 77.8% of our issued and outstanding Common Stock (or approximately 65.0% on a fully diluted basis).

Mr. Smith, an affiliate of the Company beneficially owns approximately 36.9% of our issued and outstanding Common Stock (or approximately 22.8% on a fully diluted basis) as of January 22, 2014.

 Either the audit committee or the Board of Directors approves all related party transactions. The procedure for the review, approval or ratification for related party transactions involves discussing the transaction with management, discussing the transaction with the external auditors, reviewing financial statements and related disclosures and reviewing the details of major deals and transactions to ensure that they do not involve related transactions. Members of management have been informed and understand that they are to bring related party transactions to the audit committee or the Board of Directors for pre-approval. These policies and procedures are evidenced in the audit committee charter and our code of ethics.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the total compensation paid during the last two fiscal years ended December 2012 and 2013 to (1) our Chief Executive Officer, and (2) our two next most highly compensated executive officers who earned more than $100,000 during the fiscal year ended December 31, 2013 and were serving as executive officers as of such date.

Summary Compensation Table

Name and Principal Position	Year	Salary ($) (1)	Option Awards (2)	All Other Compen- sation ($) (3)	Total ($)

Terren S. Peizer,	2013	450,000	-	19,442	469,442
Chairman & Chief	2012	450,000	-	17,614	467,614
Executive Officer (4)

Richard A. Anderson,	2013	370,287	-	30,815	401,102
President and	2012	365,269	-	31,338	396,607
Chief Operating Officer

Etzel, Susan	2013	150,000	-	-	150,000
Officer	2012	150,000	-	-	150,000

(1)	Mr. Peizer, Mr. Anderson, and Ms. Etzel deferred part of their salary for the 2012 year.
(2)	No equity awards were granted during the 2012 and 2013 years.
(3)	Includes group life insurance premiums, medical benefits, and parking for each officer.
(4)	Mr. Peizer deferred part of his salary for the 2013 year.

Employment Agreements with Executive Officers

Chief Executive Officer

We entered into a five-year employment agreement with our Chairman and Chief Executive Officer, Terren S. Peizer, effective as of September 29, 2003, which automatically renewed for an additional five years upon completion of the initial term. Mr. Peizer currently receives an annual base salary of $450,000 in 2013 and 2012, with annual bonuses targeted at 100% of his base salary based on goals and milestones established and reevaluated on an annual basis by mutual agreement between Mr. Peizer and the Board of Directors. His base salary and bonus target will be adjusted each year to not be less than the median compensation of similarly positioned CEO’s of similarly situated companies. Mr. Peizer receives executive benefits including group medical and dental insurance, term life insurance equal to 150% of his salary, accidental death and long-term disability insurance, grossed up for taxes. There were no options granted to Mr. Peizer during 2013 or 2012. All unvested options vest immediately in the event of a change in control, termination without good cause or resignation with good reason. In the event that Mr. Peizer is terminated without good cause or resigns with good reason prior to the end of the term, he will receive a lump sum equal to the remainder of his base salary and targeted bonus for the year of termination, plus three years of additional salary, bonuses and benefits. If any of the provisions above result in an excise tax, we will make an additional “gross up” payment to eliminate the impact of the tax on Mr. Peizer.

President & Chief Operating Officer

We entered into a four-year employment agreement with our President and Chief Operating Officer, Richard A. Anderson effective April 19, 2005, as amended on July 16, 2008. Mr. Anderson’s agreement renewed for an additional four year term in 2010. Mr. Anderson received an annual base salary of $370,287 in 2013 and $365,269 in 2012, with annual bonuses targeted at 50% of his base salary based on achieving certain milestones. Mr. Anderson’s compensation will be adjusted each year by an amount not less than the Consumer Price Index. Mr. Anderson received executive benefits including group medical and dental insurance, term life insurance, accidental death and long-term disability insurance. There were no equity awards granted to Mr. Anderson in 2013 or 2012. All unvested options will vest immediately in the event of a change in control, termination without cause or resignation with good reason. In the event of termination without good cause or resignation with good reason prior to the end of the term, upon execution of a mutual general release, Mr. Anderson will receive a lump sum equal to one year of salary and bonus, and will receive continued medical benefits for one year unless he becomes eligible for coverage under another employer's plan. If he is terminated without cause or resigns with good reason within twelve months following a change in control, upon execution of a general release he will receive a lump sum equal to eighteen months salary, 150% of the targeted bonus, and will receive continued medical benefits for eighteen months unless he becomes eligible for coverage under another employer's plan.

Chief Financial Officer

Ms. Susan Etzel, our Chief Financial Officer, has been employed by the Company on an “at-will” basis since in July 2011 with an annual salary of $150,000. There were no equity awards granted to Ms. Etzel in 2013 or 2012.

On March 27, 2013, we entered into a new employment agreement with Ms. Etzel. Effective January 1, 2013, the employment agreement has a term of two (2) years, after which Ms. Etzel will be employed on an at-will basis. Under the terms of her employment agreement, Ms. Etzel is entitled to an annual base salary of $150,000 and she may be eligible to an annual bonus, to be determined solely by the Company, contingent on achieving certain individual goals and milestones and the overall performance and profitability of the Company. In the event the Company terminates the employment with Good Cause or if Ms. Etzel resigns, the Company will pay Ms. Etzel her then applicable salary prorated through the date of termination, together with any benefits accrued through the date of termination and all of her unvested option will terminate. If the Company terminates the employment without Good Cause, Ms. Etzel will be entitled to her then applicable salary prorated through the date of termination, together with any benefits accrued through the date of termination, all of her unvested stock options will vest immediately and the Company will continue to pay Ms. Etzel her base salary for a period of three (3) months after the termination date. In addition, Ms. Etzel will be entitled to COBRA continuation coverage for a period of three (3) months from the termination date.

Grants of Plan-Based Awards

There were no equity and non-equity incentive compensation granted in the fiscal year ended December 31, 2013 to the executive officers of Catasys, Inc.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information as to transaction units held by each of the named executive officers of Catasys, Inc. at December 31, 2013.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexer- cisable	Option Exercise Price ($)	Option Expiration Date
Terren S. Peizer	1,150	-	123.20	02/07/18
	1,350	-	123.20	06/20/18
	2,398	-	193.60	10/27/19
	148,500	-	17.60	12/06/20
	153,398	-

Richard A. Anderson	638	-	112.00	04/28/15
	63	-	112.00	07/27/16
	733	-	112.00	02/07/18
	862	-	112.00	06/20/18
	1,245	-	176.00	10/27/19
	148,500	-	16.00	12/06/20
	152,041	-

Susan Etzel	1,399	226	8.00	05/24/21

(1)	Options Granted in May 2011 have a one-year cliff, with one-third vesting on the first anniversary and the remainder over the next 24 months.

Compensation of Directors

To date, none of our directors has received any compensation of any nature on account of services rendered in such capacity.

Family Relationships

There are no family relationships among our directors or executive officers.

Involvement in Certain Legal Proceedings

To our knowledge, there have been no events under any bankruptcy act, no criminal proceedings and no federal or state judicial or administrative orders, judgments or decrees or findings, no violations of any federal or state securities law, and no violations of any federal commodities law material to the evaluation of the ability and integrity of any director (existing or proposed) or executive officer (existing or proposed) of the Company during the past ten (10) years.

WHERE YOU CAN FIND MORE INFORMATION

The Company is required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read, without charge, and copy, at prescribed rates, all or any portion of any reports, statements or other information in the files at the public reference room at the SEC’s principal office at 100 F Street NE, Washington, D.C., 20549. You may request copies of these documents, for a copying fee, by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. The Company’s filings will also be available to you on the SEC’s Internet website at http://www.sec.gov.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized

Dated: January 22, 2014	By order of the Board of Directors

/s/ TERREN PEIZER
	By:	Terren Peizer, Chairman

# CATASYS, INC.

## Audit Committee Charter

**Purpose**

The Audit Committee ("Committee") of the Board of Directors ("Board") of Catasys, Inc. ("Catasys" or the "Company") is appointed and given authority by the Board to:

1. Assist the Board in monitoring

   (a) The integrity of the financial reporting process, systems of internal controls and financial statements and reports of the Company,

   (b) The performance of the Company's internal audit function, and

   (c) The compliance by the Company with legal and regulatory requirements.

2. Be responsible for the appointment, compensation and oversight of the Company's independent auditors (the "Auditors").

3. Resolve disagreements between management and the Auditors.

**Committee Membership**

The Committee shall consist of no fewer than three members, as determined annually by the Board. The members of the Committee shall meet the independence and expertise requirements of the American Stock Exchange, Nasdaq National Market, or any other exchange on which the Company's securities are traded, Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations of the Securities and Exchange Commission (the "SEC"). Committee members shall not serve simultaneously on the audit committees of more than two other public companies without the approval of the full Board.

No member of the Committee shall receive directly or indirectly any consulting, advisory, or other compensatory fees from the Company other than (1) director's fees for service as a director of the Company, including reasonable compensation for serving on Board committees and regular benefits that other directors receive; and (2) a pension or similar compensation for past performance, provided that such compensation is not conditioned on continued or future service to the Company. In addition, no member of the Committee may be an affiliate of the Company or any subsidiary of the Company whether by being an officer or owning more than 10 percent of the Company's voting securities.

**Qualifications**

All members of the Committee shall be able to read and understand fundamental financial statements (including a company's balance sheet, income statement, and cash flow statement) and at least one member must either have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background, which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities or be an "audit committee financial expert" as defined by the Securities and Exchange Commission (the

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"SEC"). Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Company or by outside organizations.

Committee members shall not serve simultaneously on the Committees of more than two other public companies without the approval of the full Board.

The members of the Committee shall be appointed annually by the Board. Committee members may be replaced by the Board at any time for good cause as determined by the Board. The Board shall designate the Chairperson of the Committee. The Board shall determine whether at least one member of the Committee qualifies as a "financial expert" within the meaning of the Exchange Act, and cause such determination to be disclosed in the Company's filings as required by applicable SEC rules.

**Responsibility and Authority**

The basic responsibility of the members of the Committee is to exercise their business judgment to act in what they reasonably believe to be in the best interests of the Company and its shareholders. In discharging that obligation, members should be entitled to rely on the honesty and integrity of the Company's senior executives and its outside auditors, attorneys and advisors, to the fullest extent permitted by applicable law.

Pursuant to Section 5 of the Bylaws of the Corporation, the Committee shall have and may exercise all the powers and authority of the Board in all matters required, necessary or reasonable in the performance of the Committee purpose, responsibility and functions described in this Charter.

The Committee shall prepare the report required by the rules of the SEC to be included in the Company's annual proxy statement.

The Committee shall oversee the integrity of the audit process, financial reporting and internal accounting controls of the Company, oversee the work of the Company's management, internal auditors and the Auditors in these areas, oversee management's development of, and adherence to, a sound system of internal accounting and financial controls, review whether the internal auditors and the Auditors objectively assess the Company's financial reporting, accounting practices and internal controls, and provide an open avenue of communication among the Auditors, the internal auditors and the Board.

Under the oversight of the Committee and the Board, it is the responsibility of:

1. Management of the Company and the Auditors, to plan and conduct financial audits and to determine that the Company's financial statements and disclosures are complete and accurate in accordance with generally accepted accounting principles ("GAAP") and applicable rules and regulations and fairly present, in all material respects, the financial condition of the Company.

2. Management of the Company, to assure compliance by the Company with applicable legal and regulatory requirements.

3. The internal auditors of the Company, to review the Company's internal transactions and accounting which do not require involvement in the detailed presentation of the Company's financial statements.

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**Responsibility Regarding Auditors**

The Committee shall be directly responsible for the appointment (subject, if applicable, to shareholder ratification), compensation and oversight of the work of the Auditors, including without limitation retention, terms of engagement, evaluation and termination of the Auditors. The Committee shall also be responsible for the resolution of any disagreements between management and the Auditors, including without limitation disputes regarding accounting, internal control and auditing matters. The Auditors shall report directly to the Committee.

The Committee shall evaluate, at least annually, the qualifications, performance and independence of the Auditors, including considering whether the Auditors' quality controls are adequate and the provision of non-audit services is compatible with maintaining the Auditors' independence, and taking into account the opinions of management and the internal auditors. The Committee shall present its conclusions to the Board.

The Committee shall oversee the rotation of the Auditor's lead or coordinating audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit at least once every five years, and oversee the rotation of other audit partners, in accordance with the rules of the SEC.

**Meetings and Reports**

The Committee shall meet at least quarterly with management, the internal auditors and the Auditors in separate executive sessions to discuss matters for which the Committee has responsibility. The Committee shall make regular reports to the Board. The Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval. The Committee shall annually review its own performance.

The Committee shall periodically communicate with management and the internal auditors, in order to (i) oversee the Company's internal audit function, (ii) obtain and review information concerning internal audits, adopted accounting principles and internal controls, and the impact of each on the quality and reliability of the Company's financial statements, and (iii) obtain and review the significant reports to management prepared by the internal auditing department and management's responses.

The Committee shall review and discuss quarterly reports from the Auditors on:

1. Critical accounting policies and practices to be used by the Company and the Auditors.

2. Alternative treatments within GAAP for policies and practices related to material items that have been discussed with management, including ramifications of the use of such alternative disclosures and treatments.

3. The internal controls adhered to by the Company, management, and the Company's financial, accounting and internal auditing personnel, and the impact of each on the quality and reliability of the Company's financial reporting.

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4. The adoption of, or changes to, the Company's significant internal auditing and accounting principles and practices as suggested by the Auditors, internal auditors or management.

5. Other material written communications between the Auditors and management.

The Committee shall obtain and review a report from the Auditors at least annually regarding:

1. The Auditors' internal quality-control procedures.

2. Any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm; and any steps taken to deal with any such issues.

3. All relationships between the Auditors and the Company, including the written disclosures and the letter required by Independence Standards Board Standard 1, as that standard may be modified or supplemented from time to time.

The Committee shall meet at least quarterly, or more frequently as it determines necessary or appropriate. The Chairperson shall preside at each meeting; in the absence of the Chairperson, one of the other members of the Committee shall be designated as the acting chair of the meeting. The Chairperson may direct appropriate members of management and staff to prepare draft agendas and related background information for each Committee meeting. The draft agenda shall be reviewed and approved by the Chairperson in advance of distribution to the other Committee members. Any background materials, together with the agenda, should be distributed to the Committee members sufficiently in advance of the meeting. All meetings of the Committee shall be held pursuant to the by-laws of the Company with regard to notice and waiver thereof, and written minutes of each meeting, prepared by any person in attendance designated by the Chairperson, in the form approved by the Committee, shall be copied to the full Board and duly filed in the Company records. Reports of meetings of the Committee shall be made to the Board at its next regularly scheduled meeting following the Committee meeting, accompanied by any recommendations to the Board approved by the Committee.

The Committee may form and delegate authority to subcommittees consisting of one or more members when it deems appropriate.

The Committee may request any officer or employee of the Company or the Company's outside counsel or Auditors to attend, or not attend, any meeting of the Committee or to meet with any members of, or consultants to, the Committee.

**Independent Counsel and Advisors**

The Committee shall have the authority, to the extent it deems necessary or appropriate, to retain independent legal, accounting and other advisers. In addition to individual compensation to members for serving on the Committee as reasonably determined by the Board, the Company shall provide appropriate funding, as determined by the Committee, for payment of (i) compensation to the Auditors for the purpose of rendering or issuing an audit report, (ii) compensation to any

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advisers employed by the Committee, (iii) obtaining any insurance coverage deemed reasonable or necessary by the Committee, and (iv) funding ordinary administrative expenses of the Committee that it deems reasonable or necessary in carrying out its duties, subject only to any limitations imposed by applicable laws, rules and regulations.

**Pre-Approval of Permitted Services**

The Committee shall pre-approve all audit services and non-audit services (including the fees and terms thereof) to be performed for the Company by the Auditors to the extent required by and in a manner consistent with applicable law, in accordance with the Committee Pre-Approval Policy attached hereto as Exhibit "A."

**Process for Handling Complaints**

The Committee shall advise the Board with respect to the Company's policies and procedures regarding compliance with applicable laws and regulations and its Code of Ethics.

As part of the Board's procedure for receiving and handling complaints or concerns about the Company's conduct, the Committee has established procedures for confidential, anonymous submission of complaints regarding accounting or auditing matters, as set forth in the Employee Complaint Procedures for Accounting and Auditing Matters attached hereto as Exhibit "B."

**Financial Statement and Disclosure Matters**

In performing its functions, the Committee shall undertake those tasks and responsibilities that, in its judgment, would contribute most effectively to and implement the purposes of the Committee. In addition to the general tasks and responsibilities noted above, the specific functions of the Committee may include the following:

1. Review and discuss with management, and to the extent the Committee deems necessary or appropriate, the internal auditors, outside counsel or the Auditors, the Company's disclosure controls and procedures that are designed to ensure that the reports the Company files with the SEC comply with the SEC's rules and forms.

2. Review and discuss with management, the internal auditors and the Auditors the annual audited financial statements, including disclosures made in management's discussion and analysis and the matters required to be discussed by Statement on Auditing Standards ("SAS") No. 61 relating to the conduct of the audit, and recommend to the Board whether the audited financial statements should be included in the Company's Form 10-K.

3. Review and discuss with management, the internal auditors and the Auditors the Company's quarterly financial statements, including disclosures made in management's discussion and analysis and the matters required to be discussed by SAS No. 61, prior to the filing of its Form 10-Q, including the results of the Auditors' reviews of the quarterly financial statements.

4. Review and discuss with management, the internal auditors, internal or outside counsel and the Auditors (a) significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements and (b) the development, selection and disclosure of critical accounting estimates and the analyses of alternative assumptions or estimates, and the effect of such estimates on the Company's financial statements. The Auditors

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have the responsibility for auditing the financial statements and reporting on management's assessment of the effectiveness of the Company's internal controls over financial reporting.

5. Receive and review disclosures made to the Committee by the Company's Chief Executive Officer and Chief Financial Officer during their certification process for the Company's Form 10-K and Form 10-Q about (a) any significant deficiencies in the design or operation of internal controls or material weakness therein, (b) any fraud involving management or other associates who have a significant role in the Company's internal controls and (c) any significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of their evaluation.

**Annual Report**

The Committee shall prepare annually a report for inclusion in the Company's proxy statement relating to its annual shareholders meeting. In that report, the Committee will state whether it has: (a) reviewed and discussed the audited financial statements with management; (b) discussed with the Auditors the matters required to be discussed by SAS No. 61, as that statement may be modified or supplemented from time to time; (c) received from the Auditors the written disclosures and the letter required by Independence Standards Board Standard 1, as that standard may be modified or supplemented from time to time, and has discussed with the Auditors, the Auditors' independence; and (d) based on the review and discussions referred to above, recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the last fiscal year for filing with the SEC.

**Indemnification**

The Company shall, to the maximum extent and in the manner permitted by Section 145 of the Delaware General Corporation Law, indemnify each member of the Committee against expenses judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that such person is or was a member of the Committee and/or the Board.

**Limitation of Committee's Role**

With respect to the foregoing responsibilities and processes, the Committee recognizes that the Company's financial management, including the internal audit staff, if any, as well as the Auditors have more time, knowledge, and detailed information regarding the Company than do Committee members. Consequently, in discharging its oversight responsibilities, the Committee will not provide or be deemed to provide any expertise or special assurance as to the Company's financial statements or any professional certification as to the Auditors' work.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. The Auditors are responsible for performing an audit in accordance with the Public Company Accounting Oversight Board's rules and standards. Management, not the committee, is responsible for ensuring that the Company's financial statements and disclosures are complete and accurate and in accordance with generally accepted accounting principals and the applicable rules and regulations of the Securities and

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Exchange Commission. It also is not the duty of the Committee to conduct investigations or to assure compliance with laws and regulations and the Company's internal policies and procedures.

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